UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42735

MaxsMaking Inc.

(Exact name of registrant as specified in its charter)

Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

On July 8, 2025, MaxsMaking Inc., a British Virgin Islands business company (the “Company”), consummated its initial public offering (the “IPO”) of 1,625,000 A shares, par value $0.01 per share (the “A Shares”), at a price of $4.00 per share, generating gross proceeds to the Company of $6,500,000 before deducting underwriting discounts and offering expenses. The Company also has granted to the underwriters a 45-day overallotment option to purchase up to an additional 243,750 A Shares, which is equal to 15% of the number of A Shares sold in the IPO. The Company’s Registration Statement on Form F-1 (File No. 333-283211) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 14, 2024, as amended, was declared effective by the Commission on July 3, 2025.

In connection with the IPO, the Company entered into an underwriting agreement, dated July 7, 2025, by and between the Company and Joseph Stone Capital, LLC, as representative of the underwriters (“JSC”). Pursuant to the underwriting agreement, the Company agreed to pay an underwriting discount of 7.5% and non-accountable expenses of 1.5%. The underwriting agreement contains representations, warranties and covenants made by the Company that are customary for transactions of this type. Under the terms of the underwriting agreement, the Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In addition, pursuant to the terms of certain lock-up agreements entered into in connection with the IPO, each of the Company, its officers and directors and certain shareholders has agreed not to, for a period of 12 months, without the prior consent of JSC, offer, sell, transfer or otherwise dispose of the Company’s securities, subject to limited exceptions.

The Company also entered into an indemnification escrow agreement, dated July 8, 2025, by and among the Company, Davidoff Hutcher & Citron LLP, as the escrow agent, and JSC, pursuant to which, $300,000 out of the IPO proceeds were placed into an escrow account for purposes of satisfying the Company’s indemnification obligations to the underwriters for a period of 15 months from the closing of the IPO.

The foregoing description of the underwriting agreement and the indemnification escrow agreement is qualified in its entirety by reference to the underwriting agreement filed as Exhibit 1.1 hereto and the indemnification escrow agreement filed as Exhibit 10.1 hereto, each of which is incorporated herein by reference.

Other Events.

In connection with the IPO, the Company’s A Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MAMK” on July 7, 2025.

On July 7, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this report.

On July 8, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this report.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated July 7, 2025, by and between the Company and Joseph Stone Capital, LLC
10.1	Indemnification Escrow Agreement, dated July 8, 2025, by and among the Company, Davidoff Hutcher & Citron LLP, as escrow agent, and Joseph Stone Capital, LLC
99.1	Press Release, dated July 7, 2025
99.2	Press Release, dated July 8, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MaxsMaking Inc.

By:	/s/ Xiaozhong Lin
Xiaozhong Lin
Chief Executive Officer

Dated: July 11, 2025

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